UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Selected by 4G Africa to Deploy 4G Network in Cameroon Dated November 10th, 2010	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: November 10th, 2010	By:	/s/ Efrat Makov
	Name:	Efrat Makov
	Title:	CFO

EXHIBIT 1

Deployment valued at $2 million, provides broadband coverage with Alvarion’s end-to-end solution

Washington, D.C., November 10, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today announced it was chosen by 4G Africa AG to deploy the first Mobile WiMAX™ network in Cameroon. The deployment in the cities of Douala and Yaoundé, two of Cameroon’s largest metropolitan areas with a total population 5 million people, will provide coverage using Alvarion’s end-to-end Mobile WiMAX 4Motion™ solution at the 2.5 GHz frequency band.

The deployment is expected to provide connectivity to over 10,000 users within the first year. 4G WiMAX™ presents an ideal business case for enabling mobile broadband to mass consumers. By building a network based on Alvarion’s leading platform, 4G Africa can cost-effectively offer a wide range of data services to consumers in Cameroon.

“We are excited to work with Alvarion on the first 4G network deployment in Cameroon and introduce a new era of communications to the residents of Douala and Yaoundé,” said Dov Bar-Gera, CEO of 4G Africa. “4G Africa is focused on establishing WiMAX networks in emerging Sub-Saharan countries, such as Cameroon with the overall aim to reduce the digital divide. Leveraging Alvarion’s technology and expertise allows us to provide a high-performance quality network, offering valuable broadband services to the residents in this market.”

Sub-Saharan Africa is considered to be one of the world’s fastest growing economies, yet lacks the proper infrastructure. We recognize the impressive track record Alvarion holds in Africa in regard to providing operators excellent WiMAX solutions and early deployment capabilities.

“Bringing Mobile WiMAX services to Cameroon will enable 4G Africa to provide residents with the benefits of a complete wireless broadband experience,” said Eran Gorev, president and CEO of Alvarion. “Our advanced technology will provide complete network connectivity and allow 4G Africa to be one step closer to their goal of reducing the digital divide in Sub-Sahara Africa.”

About 4G Africa
4G Africa, a Swiss company based in Zurich, was founded by a team of telecom entrepreneurs who were actively involved in emerging markets for the last decade.

The mission of 4G Africa is to provide affordable, reliable and state-of-the-art broadband wireless internet access services in chosen countries in sub-Saharan Africa, in order to help close the digital divide. In 2011 the company will start offering wireless and different value added services in Cameroon. www.4gafrica.com

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum